April 6, 2010

Ms. Jessica Barberich
Assistance Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: Realmark Property Investors Limited Partnership - II

Dear Ms. Barberich:

This letter is in response to your letter dated January 26, 2010 regarding Realmark Property Investors Limited Partnership - II filing of Form 10-K for the year ended December 31, 2008.

(c) Property and Equipment, page F-6

1.
The current asking price for the property is $4,200,000.  Below is a detail of comparable sales in the area within the last two years.  The average price per square foot from the detail below is $81.  The property being held for sale is approximately 81,000 square feet, therefore, making the asking price of the property $52 per square foot.  Based on comparable sales in the area, management believes that the asking price is fair market value and reasonable.

Property Address	Date Sold	Sale Price	Square Feet	Price Per Square Foot	Distance From EOP

5656 South Cedar Street
Lansing, MI, 48911	Sept-2008	$ 2,000,000	29,412	$ 68	8.7 Miles

1504 E. Grand River Ave.
East Lansing, MI, 48823	June 2008	$ 1,725,000	23,734	73	0.5 Miles

13750 S. Sedona Pkwy
Lansing, MI 48906	June 2009	$ 1,500,000	15,000	100	16.5 Miles

5989 Tahoe Drive
Grand Rapids, MI	Dec-2009	$ 2,500,000	30,612	82	65.5 Miles

Ms. Jessica Barberich
April 6, 2010

2.	We are unable to estimate the cost to sell the Northwind Office Park due to different fees, cost and regulation of each state. Below is the detail of the offers received for the property.

Letter Of Intent / Contract	Company's Name	Date	Amount

Letter of Intent	Carnegie Companies	July 18, 2007	$ 4,000,000

Letter of Intent	E & E Capital inc.	July 18, 2007	3,626,000

Purchase Contract	Vision Realty Capital LTD	July 18, 2007	4,025,000

Purchase Agreement	Terry L. Schaich DBA Abrico, LTD.	February 27, 2006	3,650,000

Realmark Property Investors
     Limited Partnership - II

/s/Joseph M. Jayson
Individual General Partner